Mail Stop 6010

February 20, 2007

Mr. Shuli Zhang
Chief Financial Officer
Genex Pharmaceutical, Inc.
1801 Guangyin Building
Youyibeilu, Hexi District
Tianjin City, China 300074

> **Re: Genex Pharmaceutical, Inc.**
> **Form 10-KSB for the period ending December 31, 2005**
> **Filed July 12, 2006**
> **File No. 333-102118**
> **Form 10-QSB for the quarters ending March 31, 2006, June 30, 2006**
> **and September 30, 2006**

Dear Mr. Zhang:

In connection with our financial statement only review of Genex Pharmaceutical, Inc.'s 2005 Form 10-KSB and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-QSB's for the quarter ending March 31, 2006, June 30, 2006 and September 30, 2006.

Certifications, Exhibit 31.1

1.   Please refer to comment 8 in our letter dated October 3, 2006. Please tell us when you will amend your 10-QSB for the quarters ended March 31, 2006 and June 30, 2006 in response to our comments. Also, we note that the certifications in your

Form 10-QSB for the quarter ended September 30, 2006, need to be amended to be in proper form as well. Please revise as necessary.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief

cc: Xiaohua (Sarah) Zhao, Esquire